August 24, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	New Mountain Finance Corporation, New Mountain Finance Holdings, LLC, and New Mountain Finance AIV Holdings Corporation – Joint Fidelity Bond - (Bond No. RNN760725/01/2011)

 Dear Sir or Madam:

Enclosed for filing on behalf of New Mountain Finance Corporation, New Mountain Finance Holdings, LLC, and New Mountain Finance AIV Holdings Corporation, each referred to herein individually as a “Fund” and collectively as the “Funds”, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) please find the following:

1)	A copy of the Funds’ joint insured fidelity bond (the “Bond”) (attached as Exhibit A).

2)
A copy of the Board meeting resolutions, which were adopted by the Boards, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Funds (attached as Exhibit B).

3)	A copy of the Joint Insured Agreement, by and among the Funds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4)
A statement showing the amount of a single insured bond, which each Fund would have been required to provide and maintain had each Fund not been named as a joint insured under the Bond (attached as Exhibit D).

The Funds have paid a premium for a $1.0 million bond for the policy period May 19, 2011 through May 19, 2012.

 If you have any questions, please do not hesitate to contact me at 212.220.4247.

Sincerely,

/s/ Adam B. Weinstein
Adam B. Weinstein
Chief Financial Officer and Treasurer